PACIFIC GAS AND ELECTRIC COMPANY

77 BEALE STREET

P.O. BOX 770000

SAN FRANCISCO, CALIFORNIA 94177

November 15, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur Sandel – Structured Finance

Re:	Pacific Gas and Electric Company
PG&E Recovery Funding LLC
Registration Statement on Form SF-1
File Nos. 333-267511 and 333-267511-01

Dear Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pacific Gas and Electric Company and PG&E Recovery Funding LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on November 17, 2022 at 9:00 a.m. E.D.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. of Hunton Andrews Kurth LLP at (212) 309-1071 or mfitzpatrick@huntonak.com as soon as the registration statement has been declared effective.

Very truly yours,

Pacific Gas and Electric Company

By:	/s/ Brian M. Wong
Name:	Brian M. Wong
Title:	Vice President, General Counsel and Corporate Secretary

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP